Filed by Telxon Corporation
                                  Pursuant to Rule 425 under the Securities
                                               Act of 1933 And deemed filed
                                                    pursuant to Rule 14a-12
                                     Of the Securities Exchange Act of 1934
                                        Subject Company: Telxon Corporation
                                                 Commission File No.0-11402


        TELXON STOCKHOLDERS APPROVE MERGER WITH SYMBOL TECHNOLOGIES


               CINCINNATI, Nov. 28 /PRNewswire/ - Telxon Corporation (Nasdaq: TLXN), a world leader in delivering quality, innovative solutions for mobile information and wireless communications systems, announced today that its stockholders have approved the company's merger with Symbol Technologies, Inc. (NYSE: SBL) of Holtsville, New York.

               Under the terms of the definitive merger agreement between the two companies, Telxon stockholders will receive 0.50 of a Symbol share for each Telxon share. The companies have received all necessary approvals for the merger and expect the transaction to be completed on November 30, 2000. Telxon Corporation is a leading global designer and manufacturer of wireless networks for mobile computing solutions and information systems. The company integrates advanced mobile computing and wireless data communication technology with a wide array of peripherals, application-specific software and global customer services for its customers in more than 60 countries around the world. Telxon is the world leader in the installation of wireless networks supporting automotive manufacturing, airport logistics operations and in-store retail information systems. Telxon's global web site address is: www.telxon.com.

               Symbol Technologies, Inc., winner of this year's National Medal of Technology, is a global leader in mobile data transaction systems, providing innovative customer solutions based on wireless local area networking for data and voice, application-specific mobile computing and bar-code data capture. Symbol's Wireless Information Appliances connect the physical world of people on the move, packages, paper and shipping pallets, to information systems and the Internet. Today, some 10 million Symbol bar-code scanners, mobile computers and wireless LANs are utilized worldwide in markets ranging from retailing to transportation and distribution logistics, manufacturing, parcel and postal delivery, government, healthcare and education. Symbol's systems and products are used to increase productivity from the factory floor to the retail store, to the enterprise and out to the home. Information about Symbol is available at www.symbol.com and 1-800-722-6234.

               This news release may contain forward-looking statements that are inherently subject to risks and uncertainties which could cause future events pertaining to Telxon to differ materially from the forward-looking statements. The consummation of the proposed acquisition of the company by Symbol is subject to customary closing conditions. Important factors affecting Telxon's operations and financial performance include, without limitation, the company's ability to gain and maintain market acceptance of its products and the levels of customer acceptance of and demand for those products, general and industry-specific economic conditions, competitive pressures and rapid technological change. Reference should be made to the discussion of these and other factors affecting Telxon's business and results as included from time to time in the company's filings with the Securities and Exchange Commission.

               With respect to the proposed acquisition of the company by Symbol, Telxon stockholders should read the proxy statement/prospectus concerning the transaction that has been filed with the Securities and Exchange Commission and mailed to stockholders. The proxy statement/prospectus contains important information that Telxon stockholders should consider before making any decision regarding the proposed transaction. Stockholders can obtain the proxy statement/prospectus, as well as other information about Symbol and Telxon, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the SEC filings that are incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, from Symbol and Telxon.

               Symbol and certain other persons named below may be deemed to be participants in Telxon's solicitation of proxies from its stockholders to approve the transaction. The participants in such solicitation may include the directors and executive officers of Telxon as listed in Telxon's Annual Report on Form 10-K for its fiscal year ended March 31, 2000, as amended, and the executive officers of Symbol, which, as Symbol has indicated in its press releases regarding the transaction, are listed in Symbol's proxy statement for its 2000 annual meeting, which SEC filings can be obtained, without charge, at the SEC's Internet site (http://www.sec.gov).

               To Telxon's knowledge as of the date of this press release: none of the foregoing participants individually beneficially owns in excess of 5% of Symbol's common shares or 5% of Telxon's common shares; and except as disclosed above, none of the directors or executive officers of Symbol or Telxon has any interest, direct or indirect, by security holdings or otherwise, in Symbol or Telxon.


SOURCE  Telxon Corporation                                        11/28/2000

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CONTACT: Alex L. Csiszar
         Vice President, Investor and Public Relations
         Telxon Corporation
         330-664-2961

or investor@telxon.com//Company News On-Call:
http://www.prnewswire.com/comp/847150.html or fax, 800-758-5804, ext. 847150/ /Web site: http://www.telxon.com http://www.symbol.com/ (TLXN SBL)